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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cardima, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14147M106

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No.

1.	Name of Reporting Person: Biotechnology Development Fund II, L.P. (“BDF II”)		I.R.S. Identification Nos. of above persons (entities only): 77-0512031

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
3,734,226 shares, except that BioAsia Management, LLC (“BioAsia”), the general partner of BDF II, and Frank Kung (“Kung”), Anselm Leung (“Leung”) and Edgar Engleman (“Engleman”), members of BioAsia, may be deemed to have shared power to vote these shares.

		6.	Shared Voting Power: See response to Row 5.

7.	Sole Dispositive Power:
3,734,226 shares, except that BioAsia, the general partner of BDF II, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared power to dispose of these shares.

		8.	Shared Dispositive Power: See response to Row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,734,226 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.6%

12.	Type of Reporting Person: PN

13G
CUSIP No.

1.	Name of Reporting Person: BioAsia Management, LLC (“BioAsia”)		I.R.S. Identification Nos. of above persons (entities only): 77-0547105

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,734,226 shares, which are directly owned by BDF II. As the general partner of BDF II, BioAsia may be deemed to have shared power to vote these shares.

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,734,226 shares, which are directly owned by BDF II. As the general partner of BDF II, BioAsia may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,734,226 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.6%

12.	Type of Reporting Person: OO

13G
CUSIP No.

1.	Name of Reporting Person: Frank Kung (“Kung”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 39,000

		6.	Shared Voting Power: 3,734,226 shares, which are directly owned by BDF II. Kung is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to vote these shares.

		7.	Sole Dispositive Power: 39,000

8.	Shared Dispositive Power:
3,734,226 shares, which are directly owned by BDF II. Kung is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,773,226 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7%

12.	Type of Reporting Person: IN

13G
CUSIP No.

1.	Name of Reporting Person: Anselm Leung (“Leung”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

6.	Shared Voting Power:
3,773,226 shares, 3,734,226 of which are directly owned by BDF II. Leung is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to vote these shares. The remaining 39,000 shares are owned by Leung’s spouse, Virginia Leung.

		7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power:
3,773,226 shares, 3,734,226 of which are directly owned by BDF II. Leung is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to dispose of these shares. The remaining 39,000 shares are owned by Leung’s spouse, Virginia Leung.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,773,226 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7%

12.	Type of Reporting Person: IN

13G
CUSIP No.

1.	Name of Reporting Person: Edgar Engleman (“Engleman”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 39,000 shares.

		6.	Shared Voting Power: 3,734,226 shares, which are owned directly by BDF II. Engleman is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to vote these shares.

		7.	Sole Dispositive Power: 39,000 shares.

8.	Shared Dispositive Power:
3,734,226 shares, which are owned directly by BDF II. Engleman is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,773,226 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7%

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
Cardima, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
47266 Benicia Street Fremont, California 94538

Item 2.
	(a)	Name of Person Filing:
BioAsia Management, LLC, a California limited liability company (“BioAsia”), Biotechnology Development Fund II, L.P., a Delaware limited partnership (“BDF II”), Frank Kung (“Kung”), Anselm Leung (“Leung”), and Edgar Engleman (“Engleman”) hereby make this single joint filing statement on Schedule 13G with respect to certain shares of common stock of Cardima, Inc. (“Issuer”) as follows. BioAsia, BDF II, Kung, Leung, and Engleman are each sometimes referred to as a Reporting Person and, collectively, referred to as the Reporting Persons.

BioAsia is the general partner of BDF II, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BDF II. Kung, Leung, and Engleman are members of BioAsia and may be deemed to have indirect beneficial ownership of the shares of the Issuer directly and indirectly owned by BDF and directly owned by BDF III.

	(b)	Address of Principal Business Office or, if none, Residence:
The address of each Reporting Person is: 575 High Street, Suite 201, Palo Alto, California 94301
	(c)	Citizenship:
BDF II is a Delaware limited partnership. BioAsia is a California limited liability companies. Kung, Leung, and Engleman are United States citizens.
	(d)	Title of Class of Securities:
Common Stock.
	(e)	CUSIP Number:
14147M106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:

(b) Percent of class:
%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Ownership as of December 31, 2002 is incorporated by reference to items (5)-(9) and (11) of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of BDF II and the limited liability company operating agreement of BioAsia, the members of BDF II and BioAsia may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2003

Biotechnology Development Fund II, L.P.,

By: BioAsia Management, LLC, General Partner

By:	/s/ Frank Kung
Name:	Frank Kung, Member

BioAsia Management, LLC

/s/ Frank Kung
Name:	Frank Kung, Member

/s/ Frank Kung
Name:	Frank Kung

/s/ Anselm Leung
Name:	Anselm Leung

/s/ Edgar Engleman
Name:	Edgar Engleman